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                                       --------------------------------------
FORM 3                                              OMB APPROVAL
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                                         OMB Number:              3235-0104
                                         Expires:          January 31, 2005
                                         Estimated average burden
                                         hours per response............ 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person

   Ralph Porpora
   c/o Prime Financial Services, Inc.
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   (Last)               (First)              (Middle)

   11 Raymond Avenue
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                        (Street)

   Poughkeepsie            NY                 12603
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   (City)                (State)              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   May 1, 2002

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3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)



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4. Issuer Name and Ticker of Trading Symbol

   Gilman + Ciocia, Inc. (GTAX)

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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing
   (Check all applicable)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                    TABLE I--NON-DERIVATIVE SECURITIES AQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instr. 4)             Beneficially Owned        Form: Direct         (Instr. 5)
                           (Instr. 4)                (D) or Indirect
                                                     (I) (Instr. 5)
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
Common Stock,
par value $.01                1,291,804                   I                         (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
      IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                      CURRENTLY VALID OMB CONTROL NUMBER.

                                                                         (OVER)

       TABLE II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
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
Option (right
to purchase)           Immediately    5/1/07          Common Stock      474,686(2)       $75.00            I           (1)
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Option (right
to purchase)             12/31/01    12/31/04         Common Stock        2,442(3)       $8.1875           D
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Option (right
to purchase)             12/31/02    12/31/05         Common Stock        2,731(3)       $2.875            D
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

Explanation of Responses:

(1) Represents shares held by Prime Financial Services, Inc. ("Prime") and its wholly owned subsidiaries, of which the Reporting Person is an officer and 50% shareholder. This amount includes 40,800 shares owned by Prime Funding Corp and 1,251,004 shares beneficially owned by Prime Management Corporation, both of which are wholly owned subsidiaries of Prime. Pursuant to a Voting Trust Agreement dated May 1, 2002, Michael Ryan, a 50% shareholder and officer of Prime, has the sole power and authority to vote an aggregate of 874,686 shares beneficially owned by Prime (representing 400,000 shares currently owned by Prime and an additional 474,686 shares which Prime has the ability to acquire upon exercise of the option described below). Prime and Messrs. Ryan and Porpora are members of a "group" for purposes of Section 13(d) of the Exchange Act.
(2) This option was acquired pursuant to a Stock Purchase and Option Agreement dated May 1, 2002. Pursuant to a Voting Trust Agreement dated May 1, 2002, Michael Ryan has the sole power and authority to vote the shares underlying this option as well as an additional 400,000 shares beneficially owned by Prime.
(3) Represents options held by Mr. Porpora to purchase the Issuer's common stock.


              /s/ Ralph Porpora                              5/9/02
              ----------------------------------------     ------------------
              ** Signature of Reporting Person                    Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

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